Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Ariel Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 9, 2011

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ARIEL INVESTMENT TRUST (the “Trust”)
Securities Act Registration No: 033-07699
Investment Company Act Registration No: 811-4786
	Ariel Fund (S000005024)	Ariel Discovery Fund (S000031125)
	Ariel Appreciation Fund (S000005025)	Ariel International Equity Fund (S000035291)
	Ariel Focus Fund (S000005026)	Ariel Global Equity Fund (S000035292)

Dear Mr. Minore:

This correspondence is being filed in response to oral comments and suggestions made by Staff of the    U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on December 7, 2011, with respect to the Trust’s Post-Effective Amendments (“PEA”) No. 44 and No. 45 to its registration statement.  PEA Nos. 44 and 45 were filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 12, 2011, for the purpose of introducing two new series to the Trust: Ariel International Equity Fund (the “International Fund”) and Ariel Global Equity Fund (the “the Global Fund”), as well as to register a new institutional class of shares with respect to the existing series of the Trust: Ariel Fund, Ariel Appreciation Fund, Ariel Focus Fund and Ariel Discovery Fund (with the International Fund and Global Fund, each a “Fund” and together, the “Funds”).

In connection with this response to the Staff’s comments, the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment: With respect to the Principal Investment Strategy in the Summary Section and Item 9 strategy disclosures for Ariel Fund and Ariel Appreciation Fund, please define what is meant by the “Russell/Mellon universe”.

Response:  The Trust responds by revising the first paragraph of each Fund’s Principal Investment Strategy section as follows:

“Ariel Fund invests primarily in common stocks of U.S. companies and the Fund generally will have a weighted average market capitalization between $1 billion and $7.5 billion.  The Fund will not hold stocks that fall within the top two quintiles of the Russell U.S. equity indexes (a comprehensive representation of market-cap weighted security indexes of the investable U.S. equity market) and if such stock falls outside the parameters, it will be sold by the end of the following quarter.”

“Ariel Appreciation Fund invests primarily in common stocks of U.S. companies and the Fund generally will have a weighted average market capitalization between $2 billion and $15 billion.  The Fund will not hold stocks that fall within the top quintile of the Russell/Mellon universe (a comprehensive representation of market-cap weighted security indexes of the investable U.S. equity market) and if such stock falls outside the parameters, it will be sold by the end of the following quarter.”

Except for these Russell filters, the stocks will otherwise be selected in accordance with prospectus disclosures. Please note that neither Fund is subject to Rule 35d-1.

2.
Staff Comment:  With respect to the fee waiver agreement for the Discovery Fund, please confirm that the Adviser does not have the ability to recoup fees waived and that the fee waiver agreement will be filed as an exhibit to the 485BPOS filing. Additionally, please disclose in the Prospectus any fee waiver exclusions.

Response:  The Trust responds by confirming that the Adviser does not have the ability to recoup any fees waived and that the Trust will file the fee waiver agreement as an exhibit to the Trust’s next filed 485BPOS.  The Trust also states that there are no exclusions from expenses waived described in the fee waiver agreement for each applicable Fund within the Trust.  The fee waivers are disclosed within the respective summary prospectus sections of the statutory prospectus under Fees and Expenses of the Fund.

3.	Staff Comment: Please consider including additional risk disclosure, e.g. liquidity or general micro-cap risks, if applicable, to the Principal risks of Ariel Discovery Fund’s Summary Section.

Response:  The Trust responds by stating that the Fund’s principal investment strategy does not include investments in small- or micro-cap securities that are considered illiquid.  The Fund invests primarily in the domestic equity securities of small-cap companies and does not concentrate or focus in any particular industry or area. The Trust believes the current risk disclosure adequately addresses the principal risks of the Fund including all applicable risks of investing in small-cap and/or micro-cap companies.

4.
With respect to the Global Fund’s Principal investment strategy in the Summary Section, please include disclosure stating that, under normal market conditions, the Fund will be comprised of at least 40% of assets in non-U.S. companies.

Response:  The Trust responds by revising the last sentence of the first paragraph of the Global Fund’s Principal investment strategy section, as follows:

“Under normal market conditions, the Fund will invest at least 80% of its assets (net assets plus any borrowings for investment purposes) in equity securities and at least 40% of its assets in countries other than the U.S.”

5.	Staff Comment: With respect to the Principal investment strategy for the International and Global Funds, please clarify the type equity securities in which the Funds will invest.

Response:  The Trust responds by revising the first sentence of each Fund’s Principal investment strategy section to state that the respective Fund invests “primarily in ~~equity securities~~ common stock”.

6.	Staff Comment: With respect to the International and Global Funds’ fees and expense table, please add a line item for acquired fund fees and expenses (“AFFE”) if AFFE are anticipated to exceed 0.01%.

Response:  The Trust responds by undertaking to include a separate line item for AFFE in each Fund’s fees and expense table if such expenses exceed 0.01%.

7.
Staff Comment:  Please confirm that the Trust has considered the Staff’s concerns regarding a fund’s use of derivative securities, as described in its letter to the Investment Company Institute (“ICI”), dated July 30, 2010 (the “Letter”); and, clarify the extent to which the International and Global Fund will use derivative securities (e.g. whether the Funds’ use derivatives speculatively or as a substitute for other securities).

Response:  The Trust responds by confirming that it has considered the Staff’s concerns regarding the use of derivative securities as described in its Letter to the ICI when drafting disclosure regarding the Funds’ use of derivative securities.  Additionally, to clarify the extent to which the Funds’ will use derivative securities, the Trust makes the following revisions to the last sentence of the second paragraph of the International and Global Funds’ Principal investment strategy section:

“These techniques may be used for any legally permissible purpose, including seeking to increase the Fund’s return through the use of derivatives as a substitute for securities or to reduce the risk of loss of certain holdings.”

8.
Staff Comment:  Please confirm in the Trust’s response letter whether the International and Global Funds will use exchange-traded funds (“ETFs”) to satisfy the 40% minimum investment requirements for non-U.S. investments and/or the 80% minimum investment requirement for investments in equity securities.

Response:  The Trust responds by stating that each Fund will use investments in ETFs to count toward its minimum investment requirements in both equity and non-U.S. securities, based on the investment strategies of the respective ETFs.

9.
Staff Comment:  With respect to the Item 9 Principal investment risks disclosure beginning on page 20 of the Prospectus, please revise the disclosure to clarify that the risk disclosure applies to all Funds in the Trust.

Response:  The Trust responds by revising the first paragraph under Principal investment risks, beginning on page 20, as follows:

“Although Ariel makes every effort to achieve each Fund’s objective of long-term capital appreciation, Ariel cannot guarantee it will attain that objective.  You could lose money on your purchase of shares in any of the Funds.  Each Fund is also subject to risks unique to its investment strategy.  To the extent a Fund utilizes an investment strategy, the following risks may apply to your investment.  Small and medium capitalization stocks held by the Funds could fall out of favor and returns would subsequently trail returns from the overall stock market.  The performance of such stocks also could be more volatile.  The general level of stock prices could also decline.  The Funds avoid start-up ventures and highly cyclical or speculative companies.  Conversely, the Funds seek companies with solid financials and proven records.  Additionally, the performance of financial services companies can be impacted by regulatory changes, interest rate fluctuations and changes in general economic conditions.  Consumer discretionary companies may be adversely affected by changes in consumer spending, commodity price volatility, increased competition, depletion of resources and labor relations.”

10.	Staff Comment: Please confirm that all applicable agreements respecting the International and Global Funds will be filed as exhibits the Trust’s next 485BPOS filing.

Response:  The Trust responds by confirming that all applicable agreements will be filed as exhibits to its next 485BPOS filing.

In addition to its responses to the Staff’s comments above, the Trust intends to include in its next 485BPOS filing, an additional broad-based market index in the average annual total return table for Ariel Fund.  The Trust intends to add the Russell 2000 Value Index and discontinue the use of the Russell 2500 Index after one year.  In accordance with Form N-1A, Item 4(b)(1), instructions 2(b) and (c), the Trust will disclose in its next 485BPOS information about both indices in a narrative explanation and will disclose both indices in the average annual total returns table, as well as, a description of the reason for which the Trust is selecting the Russell 2000 Value Index to replace the Russell 2500 Index.

********

If you have any questions regarding the enclosed, please do not hesitate to contact Alia S. Mendez, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Very truly yours,

/s/ Anita Zagrodnik
Anita Zagrodnik
Vice President, Chief Compliance Officer
Ariel Investment Trust